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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)*

                                      Ixia
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45071R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
                (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)


---------------

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 8 Pages
CUSIP No. 45071R109               SCHEDULE 13G

================================================================================
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Technology Capital Group S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           25,425,000 shares, the voting power of which is shared
                       with Stephane Ratel, who is the principal beneficial
OWNED BY               owner of the equity interest in Technology Capital
                       Group S.A.
EACH              --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
REPORTING
                       0 shares
PERSON            --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
WITH:
                       25,425,000 shares, the dispositive power of which is
                       shared with Stephane Ratel, who is the principal
                       beneficial owner of the equity interest in Technology
                       Capital Group S.A.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,425,000 shares
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     47.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
================================================================================

                                                              Page 3 of 8 Pages
CUSIP No. 45071R109               SCHEDULE 13G

================================================================================
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephane Ratel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           25,425,000 shares, the voting power of which is
                       shared with Technology Capital Group S.A., the record
OWNED BY               holder of these shares.
                  --------------------------------------------------------------
EACH              7    SOLE DISPOSITIVE POWER

REPORTING              0 shares
                  --------------------------------------------------------------
PERSON            8    SHARED DISPOSITIVE POWER

WITH:                  25,425,000 shares, the dispositive power of which
                       is shared with Technology Capital Group S.A., the record holder of these shares.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,425,000 shares
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     47.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
================================================================================




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                                                              Page 4 of 8 Pages

ITEM 1(a) Name of Issuer:

          Ixia

ITEM 1(b) Address of Issuer's Principal Executive Offices:

          26601 West Agoura Road
          Calabasas, CA  91302

ITEM 2(a) Name of Person Filing:

          This Statement is being filed by Technology Capital Group S.A. and Stephane Ratel, who are sometimes together referred to as the "Reporting Persons." Technology Capital Group S.A. is a Luxembourg corporation. Stephane Ratel is a French citizen and the principal beneficial owner of the equity interest in Technology Capital Group S.A.

ITEM 2(b) Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of Technology Capital Group S.A. is 5, boulevard de la Foire, L-1528
          Luxembourg, Grand-Duchy of Luxembourg. The address of the principal business office of Mr. Ratel is c/o Technology Capital Group S.A., 5, boulevard de la Foire, L-1528 Luxembourg, Grand-Duchy of Luxembourg

ITEM 2(c) Citizenship:

          Technology Capital Group S.A. is a Luxembourg corporation. Mr. Ratel is a French citizen.

ITEM 2(d) Title of Class of Securities:

          Common Stock

ITEM 2(e) CUSIP Number:

          45071R109

ITEM 3 If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable



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                                                              Page 5 of 8 Pages

ITEM 4    Ownership:

          The following information with respect to the ownership of Ixia's Common Stock by the Reporting Persons is provided as of December 31, 2000, the last day of the year covered by this Statement.

          (a) Amount beneficially owned:

              See Row 9 of cover page for each Reporting Person.

          (b) Percent of class:

              See Row 11 of cover page for each Reporting Person.

          (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    See Row 5 of cover page for each Reporting Person.

              (ii)  Shared power to vote or to direct the vote

                    See Row 6 of cover page for each Reporting Person.

              (iii) Sole power to dispose or to direct the disposition of

                    See Row 7 of cover page for each Reporting Person.

              (iv)  Shared power to dispose or to direct the disposition of

                    See Row 8 of cover page for each Reporting Person.

ITEM 5   Ownership of Five Percent or Less of a Class:

         Not applicable

                                                              Page 6 of 8 Pages

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person:

         To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ixia Common Stock owned by each of the Reporting Persons, respectively, except that Mr. Ratel may be deemed to have such rights with respect to Technology Capital Group S.A., due to the fact that he is the principal beneficial owner of the equity interest in Technology Capital Group S.A.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

ITEM 8   Identification and Classification of Members of the Group:

         Not applicable

ITEM 9   Notice of Dissolution of Group:

         Not applicable

ITEM 10  Certification:

         Not applicable





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                                                              Page 7 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001





John Seil
------------------------------------------
Print Name: John Seil,
on behalf of Technology Capital Group S.A., as a Director thereof.





Pierre Lentz
------------------------------------------
Print Name: Pierre Lentz,
on behalf of Technology Capital Group S.A., as a Director thereof.





Stephane Ratel
------------------------------------------
Stephane Ratel, on behalf of himself.



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)






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                                                              Page 8 of 8 Pages

                                  EXHIBIT INDEX

Exhibit Number  Exhibit
--------------  -------------------------------------------
1               Agreement to File Joint Statements
                on Schedule 13G